UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

JUR_SP - 42051905v4 - 1453025.473606 BANCO SANTANDER (BRASIL) S.A. Publicly-Held Company with Authorized Capital CNPJ/MF No. 90.400.888/0001-42 NIRE 35.300.332.067 NOTICE TO THE MARKET BANCO SANTANDER (BRASIL) S.A. ("Santander Brasil" or "Company") hereby informs its shareholders and the market in general that it has issued financial bills with a subordination clause ("Financial Bills"), the proceeds of which will be used to compose Level II of the Company's Reference Equity (RP), in the amount of seven hundred and fifty million and six hundred thousand reais (R$ 750,600,000.00), in negotiations with private investors. The Financial Bills have a maturity of ten (10) years with a repurchase option as of 2031, in accordance with the applicable regulations. The Financial Bills are authorized to compose the Level II Capital of the Company's Reference Equity, with an impact on its Level II capitalization ratio, pursuant to BCB Resolution No. 122, of August 2, 2021. São Paulo, March 24, 2026. Gustavo Alejo Viviani Investor Relations Officer BANCO SANTANDER (BRASIL) S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: March 24, 2026

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer without specific designation

By:	/S/ Gustavo Alejo Viviani
Gustavo Alejo Viviani Vice - President Executive Officer